

Piengchai Pookakupt,Ph.D.
Executive Vice President


RECD S.E.C.
JUN 2 0 2003
1086



ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

12g3-2(b) File No.82-4922

Ref No. CN. 191/2003

June 20, 2003


03022916

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

Thai Farmers Bank Public Co Ltd
SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

P. Pookakupt


PROCESSED
JUN 3 0 2003
THOMSON
FINANCIAL

dlw 6/24

CS026-4-03



KASIKORNBANK PCL
supports efforts to
protect the environment.
This letter is printed on recycled paper.

KASIKORNBANK PCL
1 Soi Kasikornthai, Ratburana Road,
Bangkok 10140, Thailand.

Tel. +66 2470 1122, +66 2470 1199
Fax. +66 2470 3462
www.kasikornbank.com Registration No.PCL 105

Summary Statement of Liabilities and Assets [1/]

As at May 31, 2003



ธนาคารกสิกรไทย
KASIKORNBANK

Assets	Baht	Liabilities	Baht
Cash	8,551,705,704.18	Deposits	669,732,277,355.67
Interbank and money market items, net	102,114,819,254.27	Interbank and money market items	5,435,914,475.19
Securities purchased under resale agreements	37,500,000,000.00	Liabilities payable on demand	2,808,816,521.23
Investments, net (with obligations Baht 33,293,387.89)	149,215,688,339.25	Securities sold under repurchase agreements	-
Credit advances (net of allowance for doubtful accounts)	441,905,613,136.75	Borrowings	48,256,810,357.30
Accrued interest receivables	1,717,521,389.87	Bank's liabilities under acceptances	569,142,647.31
Properties foreclosed, net	10,979,296,589.95	Other liabilities	15,560,629,622.97
Customers' liabilities under acceptances	569,142,647.31	Total liabilities	742,361,590,979.67
Premises and equipment, net	21,830,641,758.82		
Other assets	8,030,938,091.42	**Shareholders'equity**	
		Paid-up share capital	
		(registered share capital Baht 26,900,946,900.00)	23,630,947,170.00
		Reserves and net profit after appropriation	5,340,451,508.50
		Other reserves and profit and loss account	10,982,177,253.66
		Total shareholders' equity	40,053,575,932.16
Total Assets	782,415,166,911.83	Total Liabilities and Shareholders' Equity	782,415,166,911.83
Customers' liabilities under unmatured bills	2,814,634,665.25	Bank's liabilities under unmatured bills	2,814,634,665.25
Total	785,229,801,577.08	Total	785,229,801,577.08

	Baht
Non-Performing Loans as at March 31, 2003 (Quarterly)	91,172,367,325.58
(18.38% of total loans before allowance for doubtful accounts)	
Required provisioning for loan loss, as at March 31, 2003 (Quarterly)	37,868,456,265.93
Actual allowace for doubtful accounts	53,686,907,829.17
Loans to related parties	4,260,249,529.86
Loans to related asset management companies	26,500,000,000.00
Loans to related parties due to debt restructuring	3,748,818,552.02
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand	19,967,145,600.00
Legal capital fund	71,927,791,666.09
Changes in liabilities and assets this month due to the penalty expenses from violating the Commercial Banking Act B.E. 2505 and amended Act, section	-
International Banking Facility's assets and liabilities	
Total assets	3,943,799,879.95
Total liabilities	656,022,247.69
Significant contingent liabilities	
Avals to bills and guarantees of loans	6,882,654,114.41
Letters of credit	9,595,200,178.17

[1/] This Summary Statement has not been reviewed or audited by Certified Public Accountant


RECD S.E.C.
JUN 20 2003